EXHIBIT 99.2

Consolidated Mercantile Incorporated

Interim Report

Notice to Reader
Management has compiled the unaudited interim financial information of Consolidated Mercantile Incorporated consisting of the interim consolidated balance sheet as at March 31, 2010 and the interim consolidated statement of retained earnings, operations and comprehensive loss and cash flows for the three-month period then ended.  An accounting firm has not reviewed or audited this interim financial information.

CONSOLIDATED MERCANTILE INCORPORATED

CONSOLIDATED BALANCE SHEET

		(Unaudited)

		March 31	December 31
		2010	2009

	A S S E T S
CURRENT
Cash and cash equivalents		$14,276,459	$14,491,151
Short-term investments		2,507,665	2,475,769
Accounts receivable		102	981
Prepaid expenses		588,685	467,395
Note receivable		-	96,853

		17,372,911	17,532,149

INVESTMENTS		294,688	294,164

		$17,667,599	$17,826,313

	L I A B I L I T I E S
CURRENT
Accounts payable and accrued liabilities		$475,926	$377,565
Income taxes payable		1,101,547	1,118,086
Future income taxes		3,157	3,157

		1,580,630	1,498,808

DEFERRED GAIN		-	42,100

		1,580,630	1,540,908

	S H A R E H O L D E R S' E Q U I T Y

CAPITAL STOCK		2,688,939	2,830,765

CONTRIBUTED SURPLUS		62,398	59,411

RETAINED EARNINGS		13,335,632	13,395,229

		16,086,969	16,285,405

		$17,667,599	$17,826,313

CONSOLIDATED MERCANTILE INCORPORATED

CONSOLIDATED STATEMENT OF RETAINED EARNINGS

THREE MONTHS ENDED MARCH 31

	(Unaudited)

	2010	2009

Balance at beginning of period	$13,395,229	$13,627,690

Net loss for the period	(59,597)	(29,448)

Balance at end of period	$13,335,632	$13,598,242

CONSOLIDATED MERCANTILE INCORPORATED

CONSOLIDATED STATEMENT OF OPERATIONS
AND COMPREHENSIVE LOSS

THREE MONTHS ENDED MARCH 31

	(Unaudited)

	2010	2009

REVENUE
Interest income	$20,778	$38,978
Investment income	39,028	82,137
	59,806	121,115

EXPENSES
Administrative and general	167,042	135,382
Loss (gain) on foreign exchange	58	(1,364)
Impairment loss on note receivable	14,893	19,000
	181,993	153,018

LOSS FROM OPERATIONS BEFORE THE FOLLOWING	(122,187)	(31,903)

Equity earnings of significantly influenced company	524	2,955

LOSS BEFORE INCOME TAXES	(121,663)	(28,948)

Income taxes (recovery)	(19,966)	500

LOSS FROM CONTINUING OPERATIONS	(101,697)	(29,448)

Deferred gain recognized on sale of former consolidated subsidiary	42,100	-

EARNINGS FROM DISCONTINUED OPERATIONS	42,100	-

NET LOSS FOR THE PERIOD
ALSO BEING COMPREHENSIVE LOSS FOR THE PERIOD	$(59,597)	$(29,448)

LOSS PER SHARE

Loss per share from continuing operations
Basic and diluted	$(0.02)	$(0.01)

Earnings per share from discontinued operations
Basic and diluted	$0.01	$-

Loss per share
Basic and diluted	$(0.01)	$(0.01)

Weighted average number of common shares

Basic and diluted	5,076,407	5,076,407

CONSOLIDATED MERCANTILE INCORPORATED

CONSOLIDATED STATEMENT OF CASH FLOWS

THREE MONTHS ENDED MARCH 31

	(Unaudited)

	2010	2009

CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Loss from continuing operations	$(101,697)	$(29,448)
Unrealized (gain) loss on marketable securities	(11,520)	100,507
Unrealized (gain) loss on foreign exchange	58	(57)
Equity earnings of significantly influenced companies	(524)	(2,955)
Accretion interest on discounted note receivable	(18,040)	(19,065)
Impairment loss on note receivable	14,893	19,000
	(116,830)	67,982
Change in non-cash components of working capital
Decrease in accounts receivable	879	3,300
Increase in prepaid expenses	(121,290)	(101,622)
Increase in accounts payable and accrued liabilities	98,361	29,848
(Decrease) increase in income taxes payable	(16,539)	9,500
	(155,419)	9,008

FINANCING ACTIVITIES
Redemption of Class A preference shares	(138,839)	-

INVESTING ACTIVITIES
Proceeds from note receivable	100,000	-
Proceeds from (additions to) short-term investments	(20,376)	670,571
	79,624	670,571

UNREALIZED FOREIGN EXCHANGE GAIN (LOSS) ON CASH BALANCES	(58)	57

CHANGE IN CASH AND CASH EQUIVALENTS	(214,692)	679,636

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	14,491,151	14,178,399

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$14,276,459	$14,858,035

Cash and cash equivalents consist of cash balances with banks, and investments in money market instruments.
Cash and cash equivalents included in the cash flow statement are comprised of the following balance sheet amounts:

Cash balances with banks	$14,076,459	$56,925
Money market instruments	200,000	14,801,110

Total cash and cash equivalents	$14,276,459	$14,858,035

Money market instruments consist primarily of investments in short term deposits with maturities of three months or less.

Supplementary cash flow information:

Income taxes paid	$15,000	$2,500

CONSOLIDATED MERCANTILE INCORPORATED

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited interim consolidated financial statements have been prepared by Consolidated Mercantile Incorporated (“the Company”) in accordance with accounting principles generally accepted in Canada on a basis consistent with those followed in the most recent audited consolidated financial statements except as noted below.  These unaudited interim consolidated financial statements do not include all the information and footnotes required by the generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the audited consolidated financial statements and notes included in the Company’s Annual Report for the year ended December 31, 2009.

Recent Accounting Pronouncements

In January 2009, the CICA issued new accounting standards, Handbook Section 1582 “Business Combinations”, Handbook Section 1602 “Non-Controlling Interests”, and Handbook Section 1601 “Consolidated Financial Statements”, which are based on the International Accounting Standards Board’s (“IASB”) International Financial Reporting Standard 3, “Business Combinations”.  The new standards replace the existing guidance on business combinations and consolidated financial statements.  The objective of the new standards is to harmonize Canadian accounting for business combinations with the international and U.S. accounting standards.  The new standards are to be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011, with earlier application permitted.  Assets and liabilities that arose from business combinations whose acquisition dates preceded the application of the new standards shall not be adjusted upon application of these new standards.  Section 1602 should be applied retrospectively except for certain items. The Company is currently assessing the impact of adopting these new standards may have on its results of operations, financial position and disclosures.

On April 29, 2009, the CICA amended Section 3855, “Financial Instruments – Recognition and Measurement”, adding/amending paragraphs regarding the application of effective interest method to previously impaired financial assets and embedded prepayment options.  The amendments are effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011 with early adoption permitted. These amendments are not expected to have a significant impact on the Company’s accounting for its financial instruments.

Transition to International Financial Reporting Standards (“IFRS”)

In February 2008, the CICA announced that Canadian generally accepted accounting principles (“GAAP”) for publicly accountable enterprises will be replaced by International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011. Companies will be required to provide IFRS comparative information for the previous fiscal year. Accordingly, the conversion from Canadian GAAP to IFRS will be applicable to the Company’s reporting for the first quarter of 2011 for which the current and comparative information will be prepared under IFRS.

The Company’s IFRS project consists of three phases – scoping, evaluation and design, and implementation and review. The Company has commenced the scoping phase of the project, which consists of project initiation and awareness, identification of high-level differences between Canadian GAAP and IFRS and project planning and resourcing. The Company has completed a high level scoping exercise and has prepared a preliminary comparison of financial statement areas that would be impacted by the conversion.

A detailed assessment of the impact of adopting IFRS on the Company’s consolidated financial statements, accounting policies, information technology and data systems, internal controls over financial reporting, disclosure controls and procedures, and the various covenants and capital requirements and business activities has not been completed. The impact on such elements will depend on the particular circumstances prevailing at the adoption date and the IFRS accounting policy choices made by the Company. The Company has not completed its quantification of the effects of adopting IFRS. The financial performance and financial position as disclosed in the Company’s GAAP consolidated financial statements may be significantly different when presented in accordance with IFRS Recent Accounting Pronouncements.

Note Receivable

Effective December 28, 2007, the Company sold all of its investment interest in Distinctive Designs Furniture Inc. (“Distinctive”) to Distinctive’s other major shareholder.  The proceeds from the sale of the shares was satisfied by a promissory note issued by the purchaser.  The note which is non-interest bearing has been discounted and is repayable in ten equal consecutive annual instalments of $100,000, with the instalments due on January 15 of each year.  The note is secured by the shares of Distinctive.  This note is only due and payable in any given year if Distinctive continues its business.  Over the past number of years, Distinctive incurred substantial operating losses.  Distinctive continues to be impacted by a difficult retail environment as a result of competitive market conditions and the poor global economy and accordingly, management of the Company believe the reserve is appropriate.

	March 31, 2010	December 31, 2009

Note receivable, non-interest bearing, discounted at 17.5%	$414,154	$437,578
Accretion interest receivable	14,892	73,429
Allowance for doubtful accounts	(429,046)	(414,154)
	-	96,853
Less: current portion	-	96,853
	$-	$-

Investments

Long-term investments in which the Company has significant influence are accounted for using the equity method.  Whenever events or changes in circumstances indicate that the carrying value of an investment may not be recoverable, the investment will be written down to its fair value.  Any impairment in value is recorded in the consolidated statement of operations.

	March 31, 2010	December 31, 2009

Investment in significantly influenced company – at equity (1.5%)	$294,688	$294,164

Amalgamation

The Company previously announced that its directors had approved a business combination by way of an amalgamation with Genterra Inc. (“Genterra”). The special resolution authorizing the amalgamation was adopted at meetings of the shareholders of both companies on February 25, 2010.  Completion of the action approved by the special resolution remained subject to the satisfaction or waiver by both companies of various closing conditions outlined in the Amalgamation Agreement.  As the Boards of Directors of both companies have now satisfied or waived the closing conditions, the amalgamation to form a new company under the name of Genterra Capital Inc. (“Amalco”) was successfully concluded on May 10, 2010.

As a result, each Genterra Shareholder will receive one Amalco Common Share for every 3.6 Genterra Common Shares held and each CMI Shareholder will receive one Amalco Common Share in exchange for each CMI Share held . Each holder of Genterra Class A Shares will receive one Amalco Class A Share in exchange for each Genterra Class A Share held. Each holder of Genterra Class B Shares  will receive one Amalco Class B Share in exchange for each Genterra Class B Share held.

The amalgamation will be accounted for as a purchase transaction with CMI being identified as the acquirer of Genterra. Accordingly, the net assets of CMI will be recorded in the accounts of Amalco at their carrying values and the net assets of Genterra recorded at their fair market values. Amalco expects to present a preliminary purchase allocation in its interim financial statements for the 6 months ended June 30, 2010 and will consolidate the results of Genterra from the effective date of acquisition.

Related Party Transactions

Significant related party transactions and outstanding balances not disclosed elsewhere in these consolidated financial statements are summarized as follows:

Accounts payable and accrued liabilities include $313,483 (December 31, 2009 - $229,171) due to a company of which certain directors, officers and/or shareholders are also directors and officers of the Company.

Administration and management fees of $60,000 (2009 - $60,000) were paid to a company of which certain directors, officers and/or shareholder are also directors and officers of the Company.

Redemption of Class A Shares

As part of its ongoing management of capital, on February 19, 2010 the Company exercised its right to redeem all 315,544 of its issued and outstanding Class A Shares.